Exhibit 12

Genworth Financial, Inc.

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Three months ended March 31, 2015	Years ended December 31,
		2014	2013	2012	2011	2010
Income (loss) from continuing operations before income taxes and accounting changes	$295	$(1,276)	$1,050	$606	$130	$(143)
Less: income attributable to noncontrolling interests before income taxes	66	262	210	270	190	199

Income (loss) from continuing operations before income taxes and accounting changes and excluding income attributable to noncontrolling interests	$229	$(1,538)	$840	$336	$(60)	$(342)

Fixed charges included in income (loss) from continuing operations:
Interest expense	$113	$463	$482	$467	$496	$454
Interest portion of rental expense	3	12	13	14	15	14

Subtotal	116	475	495	481	511	468
Interest credited to investment contractholders	180	737	738	775	794	841

Total fixed charges from continuing operations	$296	$1,212	$1,233	$1,256	$1,305	$1,309

Income (loss) from continuing operations available for fixed charges (including interest credited to investment contractholders)	$525	$(326)	$2,073	$1,592	$1,245	$967

Ratio of income (loss) from continuing operations available for fixed charges to fixed charges from continuing operations (including interest credited to investment contractholders)	1.77	(0.27)	1.68	1.27	0.95	0.74

Income (loss) from continuing operations available for fixed charges (excluding interest credited to investment contractholders)	$345	$(1,063)	$1,335	$817	$451	$126

Ratio of income (loss) from continuing operations available for fixed charges to fixed charges from continuing operations (excluding interest credited to investment contractholders)	2.97	(2.24)	2.70	1.70	0.88	0.27

For the years ended December 31, 2014, 2011 and 2010, our deficiency in income from continuing operations necessary to cover fixed charges was $1,538 million, $60 million and $342 million, respectively.